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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A. Publicly-Held Company CNPJ/MF: 07.689.002/0001-89 NIRE: 353.003.257-67 MATERIAL FACT EMBRAER S.A. (“Embraer” or “Company”), in compliance with CVM Resolu!on No. 44/2021 and CVM Resolu!on nº No. 44/2022, hereby informs its shareholders and the market in general of the projec!ons for 2026. 2026 GUIDANCE Commercial Avia!on deliveries 80-85 Execu!ve Avia!on deliveries 160-170 Consolidated revenues (US$ billion) US$8.2 - US$8.5 Adjusted EBIT margin 8.7% - 9.3% Free cash flow (US$ million) US$200 or higher These projec!ons will be included in sec!on 3 of the Company's Reference Form and will be available on the CVM website at h?p://www.cvm.gov.br/ and on the Company's website at h?p://ri.embraer.com.br/, within the legal deadline. Embraer clarifies that the informa!on disclosed in this material fact does not cons!tute a promise of performance, but rather reflects only the percep!on of the Company's management and is therefore subject to risks and uncertain!es. Projec!ons take into account several factors, such as general economic, market and sector condi!ons that are beyond the Company's control and, therefore, may undergo changes that will be communicated diligently. São José dos Campos, March 6, 2026 Antonio Carlos Garcia Execu!ve Financial Vice-President and Investors Rela!ons

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations